                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of October 2002

                              HANARO TELECOM, INC.
                            (Name of the Registrant)

                   Kukje Electronics Center Bldg., 24th Floor
                          Seocho-dong 1445-3, Seocho-ku
                              Seoul, Korea 137-728
                    (Address of Principal Executive Offices)

                  (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           ---

               (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes      No  X
                                      ---     ---

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K:

Exhibit 99.1: a notice relating to the approval of the Company's board of directors of the appointment of certain senior management positions; and

Exhibit 99.2: an English version of a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on October 25, 2002, regarding a lease of its building to its affiliated company.

                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         HANARO TELECOM, INC.



Date: October 25, 2002                   By:  /s/ Kyu June Hwang
                                             ----------------------------------
                                             Name: Kyu June Hwang
                                             Title: Managing Director

                                  EXHIBIT INDEX

Exhibit           Description
-------           -----------
99.1              a notice relating to the approval of the Company's board of directors of the appointment of certain senior management
                  positions

99.2 an English version of a notice filed with KOSDAQ and the Financial Supervisory Commission of Korea on October 25, 2002, regarding a lease of its building to its affiliated company